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Toastique - Colorado Springs

Juice Bar

11590 Ridgeline Dr.
Colorado Springs, CO 80921
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Toastique - Colorado Springs is seeking investment to open the first Toastique in Colorado Springs.
First LocationLease Secured
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THE PITCH

Help us bring the first Toastique to Colorado Springs!

Toastique is not just another juice shop - we are a hardworking husband and wife pair living here and dedicated to Colorado Springs. We want to bring Toastique to the community because we believe Colorado Springs deserves fresh, healthy food and all the good vibes we can offer.
When you invest in Toastique, you are investing in not only our restaurant, employees, and community, but also local vendors and American manufacturers. We have plans ready and construction is slated to start in 2021. You are investing in a location that will open in early 2022!
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THE OPPORTUNITY

Toastique's menu makes it easy to eat healthy without spending your day searching through ingredient lists and labels. Toastique features fresh, all-natural, locally sourced menu offerings. Everything is made from scratch and nothing comes from a package.

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YOUR INVESTMENT MAKES A LOCAL IMPACT.

You're helping us put one more healthy option in front of families and working people in Colorado Springs. Toastique offers a bright, modern, inviting café with an open kitchen design. This Northgate location will offer relaxing views of scenic Pike's Peak and the Air Force Academy from the large corner windows.

Bread, Coffee, and Kombucha will all be locally sourced, providing a secondary boost to the community.
Most of our large kitchen appliances are manufactured to-order here in the USA – another important impact you can make when investing in our location.
We are minutes away from attractions such as Great Wolf Lodge, Scheel's, and multiple movie theatres. Take a refreshing walk along generous paved trails that pass right in front of the store!
We will also be neighbors with the second location of the local and wonderful Sweetwater Flower Market, to complete your feel-good experience along with your feel-good meal.
Our location will also have a drive-thru pick-up window – the first Toastique to offer this convenience!
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FLAVOR AND HEALTHY EATING ARE TAKEN CARE OF FOR YOU.

Toastique's food and drinks are not only healthy, they are created using rotating recipes designed by an Executive Chef. That means exciting and satisfying flavor in every bite. Don't take our word for it, check out the enticing offerings on Instagram and see how beautiful eating health can be. In the meantime, here are some of our popular menu items:

Avocado smash toast
3-cheese Italian toast with prosciutto
Tuscan tuna toast with kalamata olives and a balsamic glaze
Traditional Acai Bowls
Mango or colada with pineapple bowls
Power green, superfruit, citrus, and iced brewed coffee smoothies
Cold pressed juices that are pressed fresh every 24 hours for maximum nutrition and flavor
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FUTURE TOASTIQUE STORE FRONT
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PRESS
Gourmet Toast and Juice Bar Opening in Northgate Neighborhood | What Now Denver

Toastique, a gourmet toast and juice bar, is adding a franchise location in Colorado Springs. According to the Toastique website, the restaurant will open...

Meet Brianna Keefe — Washington D.C.'s freshest, youngest, and most zealous female entrepreneur

Brianna brings clean living, aesthetic food, and female empowerment to new levels on the waters of D.C.'s newest waterfront destination...

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THE TEAM
Christin Deville
Co-owner

Originally both from Louisiana, Andre and Christin have been Colorado Springs natives since 2009. They share a love of art, food, travel, and gaming. Hardworking and passionate about delivering their best in every endeavour, Toastique was a natural fit. They have a daughter who loves reading and enjoys spending time with her good friends here in Colorado Springs.

Andre Nabonne
Co-Owner

Originally both from Louisiana, Andre and Christin have been Colorado Springs natives since 2009. They share a love of art, food, travel, and gaming. Hardworking and passionate about delivering their best in every endeavour, Toastique was a natural fit. They have a daughter who loves reading and enjoys spending time with her good friends here in Colorado Springs.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Large Equipment $20,000
Smallware equipment $3,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $500,000 $550,000 $588,500 $617,925 $636,462
Cost of Goods Sold $140,000 $154,000 $164,780 $173,019 $178,209
Gross Profit $360,000 $396,000 $423,720 $444,906 $458,253

EXPENSES

Rent $72,544 $74,811 $77,078 $79,345 $81,612
Utilities $6,000 $6,150 $6,303 $6,460 $6,621
Salaries $200,000 $205,000 $210,125 $215,378 $220,762

Insurance $3,000 $3,075 $3,151 $3,229 $3,309

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $2,500 $2,562 $2,626 $2,691 $2,758

Franchise Fee $27,500 $30,250 $32,367 $33,985 $35,004

Operating Profit $43,456 $69,027 $86,817 $98,434 $102,669

This information is provided by Toastique - Colorado Springs. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Toastique pitch franchise information - TOAST TO A HEALTHIER FUTURE.pdf

Investment Round Status

Target Raise $25,000

Maximum Raise $80,000

Amount Invested $0

Investors 0

Investment Round Ends January 21, 2022

Summary of Terms

Legal Business Name Colorado Avocado LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2×

Investment Multiple 1.4×

Business's Revenue Share 1.5%-4.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

No operating history

Colorado Avocado LLC was established in April 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up part of the Colorado Avocado LLC's fundraising. Colorado Avocado LLC has an approved SBA loan waiting to disperse funds for construction. Personal funds have been invested in contracts, legal fees, equipment deposits, rent deposits, and architectural services.

Forecasted and Achieved milestones

Toastique forecasts the following milestones:

Successfully secured lease in Colorado Springs Colorado to begin in February 2022.

GC contract for construction signed and slated to be done by February 2022

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Toastique to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Toastique operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Toastique competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Toastique's core business or the inability to compete successfully against the with other competitors could negatively affect Toastique's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Toastique's management or vote on and/or influence any managerial decisions regarding Toastique. Furthermore, if the founders or other key personnel of Toastique were to leave Toastique or become unable to work, Toastique (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Toastique and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Toastique is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Toastique might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Toastique is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Toastique

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Toastique's financial performance or ability to continue to operate. In the event Toastique ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Toastique nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Toastique will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Toastique is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Toastique will carry some insurance, Toastique may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Toastique could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Toastique's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Toastique's management will coincide: you both want Toastique to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Toastique to act conservative to make sure they are best equipped to repay the Note obligations, while Toastique might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Toastique needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Toastique or management), which is responsible for monitoring Toastique's compliance with the law. Toastique will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Toastique is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Toastique fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Toastique, and the revenue of Toastique can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Toastique to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Toastique - Colorado Springs. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Toastique - Colorado Springs isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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